SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letters to the Argentine Securities Commission dated March 14, 2014

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, March 14, 2014

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the General Ordinary Shareholders Meeting summoned for April 29, 2014

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (the “Company”), to inform you that the Company’s Board of Directors in a meeting held today, resolved to summon an Ordinary General Shareholders’ Meeting to be held on April 29, 2014, at 10 a.m. on first call, in order to discuss the documentation corresponding to the fiscal year ended December 31, 2013.

Promptly, in a future filling we will submit the additional documentation required in article 4°, Chapter II, Title II of the CNV Rules (NT2013).

Sincerely,

María Delia Carrera Sala
Attorney-in-fact

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, March 14, 2014

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: General Ordinary Shareholders Meeting summoned for April 29, 2014. Proposals of the allocation of the earnings.

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (the “Company”) to inform you that the Company’s Board of Directors in a meeting held today that resolved to summon an Ordinary General Shareholders’ Meeting to be held on April 29, 2014, determined to submit to the Shareholders’ Meeting the following proposal related to the Retained Earnings of Fiscal Year ended December 31, 2013.
Pesos
Retained Earnings as of December 31, 2013	3,202,462,964
To Legal Reserve	(9,369,889)
To Cash Dividends	(1,201,757,911)
To Voluntary Reserve for Future Capital Operations	(1,991,335,164)
To New Fiscal Year	---------

The proposed cash dividend is equivalent to P$1.24 per outstanding share in circulation as of today with a nominal value of P$1.00 each.

The proposed payment of this dividend shall be made in two equal installments of P$600,878,955 each. The installments shall be paid on May 8th, 2014 and in September 2014 when the Board of Directors determines the specific date for such payment.

Moreover, it is proposed that the Shareholders’ Meeting delegates powers to the Board of Directors to determine the allocation of the Voluntary Reserve for Future Capital Operations for their specific purposes.

It is hereby noted that no capitalization of earnings or other related concept is proposed considering that the amount of the capital outstanding in circulation at the present time is appropriate.

Sincerely,
Pedro G. Insussarry
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 14, 2013	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman